UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

September 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1.	Names of reporting persons Miramar Fiduciary Corporation
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,419,121
	6.	Shared voting power 0
	7.	Sole dispositive power 9,419,121
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 9,419,121
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percentage of class represented by amount in Row 9 8.39%
12.	Type of reporting person* OO

CUSIP No. 811065101

Item 1(a).	Name of Issuer:

Scripps Networks Interactive, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9721 Sherrill Boulevard, Knoxville, Tennessee 37932

Item 2(a).	Name of Person Filing

Miramar Fiduciary Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence

100 West Liberty Street

10th Floor

Reno, Nevada 89501

Item 2(c).	Citizenship

Nevada

Item 2(d).	Title of Class of Securities:

Class A Common Shares, $0.01 par value

Item 2(e).	CUSIP Number:

811065101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒ Not applicable.

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 811065101

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 9,419,121

(b)	Percent of class: 8.39%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,419,121

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 9,419,121

(iv)	Shared power to dispose or to direct the disposition of: -0-

The Reporting Person serves as independent trustee for several grantor retained annuity trusts that hold, in the aggregate, the Class A Common Shares reported above. As a result, the Reporting Person has voting and dispositive power over such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

CUSIP No. 811065101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2013

MIRAMAR FIDUCIARY CORPORATION

By:	/s/ Tracy Tunney Ward
Tracy Tunney Ward, President